EXHIBIT 99.1

Auryn drills 10m of 4.12 g/t Au and 30m of 2.00 g/t Au at South Reef, at the Homestake Ridge Project

VANCOUVER, British Columbia, Dec. 12, 2017 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce drill results from its summer exploration drill program at the Homestake Ridge gold-silver epithermal project located within the Golden Triangle in British Columbia, Canada. Auryn targeted 2 out of 7 expansion opportunities identified away from the existing deposits (Figure 1) and was successful in identifying the plunge of the high-grade South Reef zone. Highlights include 30 meters of 2.00 g/t Au (including 4m @ 6.03g/t Au & 2m @ 11.80 g/t Au), 10 meters of 4.12 (including 2m @ 18.01 g/t Au), 18m of 1.29g/t Au (including 4m of 4.18g/t Au), 8m of 2.67 g/t Au (including 2m of 7.4 g/t), and 14m of 1.23g/t Au.  These results identified the geometry of the high-grade mineralization at the South Reef main zone that remains open to the northwest and importantly have identified an emerging parallel high-grade structure (Upper zone) 175 meters to the north of the main zone.

Ivan Bebek, Executive Chairman, commented, “We are very excited about the South Reef extension as it demonstrates strong similarities to the robust Main Zone. Our best intercepts came at the end of the program which resulted in strong expansion opportunities that will be exciting to follow up in 2018. In addition to the South Reef plunge extension, two other parallel high-grade shoots plunging in the same direction represent additional targets which provide significant room for the Homestake Ridge resource to increase.”

Mr. Bebek further stated, “The Homestake Ridge deposit stands out as a highly valuable asset with respect to its current size, grade and excellent access to infrastructure. In an effort to unlock more value in the project in addition to the discovery of additional ounces we have also begun the necessary steps to advance the project towards development.”

The summer drill program was designed to test 2 of 7 major target areas across the project with a focus on expanding the South Reef mineralized zone as well as the potential northwestern extension to the Homestake Main deposit (Figure 1).  Drilling was discovery oriented which targeted new potential zones of mineralization or significant extensions. None of the drilling occurred within 500 meters of the Homestake Main and Homestake Silver deposits, leaving them open for expansion.

The drilling from South Reef demonstrated that the high-grade mineralization has a 15 – 20 degree shallow plunge to the northwest (Figure 2 & 3) with the width of the structure and associated breccia’s increasing in the same direction. The shallow plunge observed at the South Reef main zone is similar to that observed at the Homestake Main and Silver deposits and represents an excellent opportunity to significantly expand mineralization on the project. Auryn also discovered a 600 meter long gold-in-soil anomaly that coincides with the northwest direction of plunging high-grade mineralization that remains undrilled demonstrating the highly prospective nature of this structural corridor (Figure 2).

Auryn’s 37 hole (14,850 meter) program at Homestake Ridge, which was completed under budget, represented its first field season on the project.  Total drilling costs1 were approximately $400 per meter showing that this area of the Golden Triangle can be explored in an efficient manner.

Significant results from the South Reef diamond drilling are provided in the table below.  No significant results were obtained from the Homestake Main extension drilling or other holes (see Figure 1 for locations).

Table 1:

Significant Intercepts 2017 – South Reef
Hole ID		From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
17HR-283		137	155	18	1.29	2.3
	including	141	145	4	4.18	3.8
17HR-286		138	162	24	0.62	1.5
		178	186	8	2.67	1.9
	including	178	180	2	5.59	3.4
17HR-293		52	80	28	0.51	2.2
		276	290	14	1.23	1.6
	including	286	290	4	3.31	3.6
17HR-296		6	22	16	0.66	2.3
17HR-301		59	69	10	4.12	1.8
	including	61	63	2	18.20	6.4
17HR-302		134	146	12	1.45	3.3
	including	138	142	4	3.19	2.5
17HR-303		258	288	30	2.00	3.5
	including	264	268	4	6.03	2.7
	including	278	280	2	11.80	6.0
17HR-304		70	80	10	1.03	1.8
* Composite interval includes no less than 4m <0.2ppm Au True widths are estimated at between 50 – 75% of reported intervals

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace
President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Homestake Drilling

Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive meters of less than 0.2 g/t Au.

Analytical samples were taken by cutting NQ diameter core into equal halves on site and sending one of the halves to ALS Laboratories in Terrace, BC, Vancouver, BC or Thunder Bay, ON for preparation and  analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA23) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where AA23 results were > 5 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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1 Total program costs from July to October less direct costs for soil sampling and geophysical surveys

Figures accompanying this announcement are available at

http://www.globenewswire.com/NewsRoom/AttachmentNg/c02f63b4-bc95-4741-96b1-6563b258d756

http://www.globenewswire.com/NewsRoom/AttachmentNg/4505c39c-9228-4a23-9c7e-275e6e163b24

http://www.globenewswire.com/NewsRoom/AttachmentNg/a2a0a134-445f-4ea2-b060-4af0ba6b9f68